United States securities and exchange commission logo





                           September 6, 2022

       Thomas P. Gallagher
       Chief Executive Officer
       Miami International Holdings, Inc.
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: Miami International
Holdings, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
15, 2022
                                                            CIK No. 0001438472

       Dear Mr. Gallagher:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Risk Factors
       Risks Related to Our Business
       A significant portion of our operating revenues is generated by our transaction, page 20

   1. Please revise to disclose how the respective percentage amounts were determined, explaining the reasons
for fluctuations, for the periods presented.
 Thomas P. Gallagher
FirstName LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany 6,
September NameMiami
             2022      International Holdings, Inc.
September
Page 2    6, 2022 Page 2
FirstName LastName
There are significant regulatory hurdles to launching new crypto-based products, page 39

2. You state on page 40 that the legal test for determining whether a particular crypto asset is
         a security    evolves over time    and that the    SEC   s views in
this area have evolved over
         time and it is difficult to predict the direction or timing of any continuing evolution.
         These statements appear inappropriate given that the legal tests are well-established by
         U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Please revise accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Transaction and Clearing Fees, page 69

3. We note your disclosure that transaction fees represent fees you charge for the performance obligation of executing a trade on your markets. This appears to suggest that you execute trades and that execution is your performance obligation. Your disclosure on page F-14 says that transaction and clearing fees involve a customer s right to be matched with a corresponding buyer and seller and to have the transaction executed, which appears to suggest multiple obligations. Please clarify your disclosures here and on page F-14 to separately and clearly describe your specific performance obligations for transaction fees and for clearing fees, ensuring consistency and granularity regarding your obligations.
Comparison of the Six Months Ended June 30, 2022 and 2021
Transaction and Clearing Fees, page 78

4. We note your disclosure that the table on page 78 presents transaction and clearing fees by operating segment for the three and six months ended June 30, 2022 and 2021. The table appears to show only the six months ended June 30, 2022 and 2021. Please revise.
Business
International Listings, page 117

5. We note your removal, here and elsewhere, of disclosures regarding the Hashdex Nasdaq
         Crypto Index ETF. We also note that your response to comment 14 indicates this product has not traded to date on BSX. Please address the items below.
             Your prior disclosures and responses appeared to indicate that the only crypto-related product currently listed on BSX is the Hashdex Nasdaq Crypto Index ETF. However,
             the BSX website   s    listed issuers    page appears to show
additional Hashdex products
             that may be crypto-related, such as Hashdex Nasdaq Bitcoin ETF, Hashdex Nasdaq
             Ethereum ETF, and Hashdex Crypto Metaverse ETF. Please clarify for us what crypto-related products are currently listed on BSX and which of them have traded to date;
             Specify for us what types of revenue are or could be generated for you from these products;
             Explain to us your specific role and obligations with respect to these types of
 Thomas P. Gallagher
Miami International Holdings, Inc.
September 6, 2022
Page 3
              products, including any obligation in the event that future related trades fail to settle or deliver, and whether this differs as compared to your role and obligations for non-
              crypto-related listings;
                Acknowledging your revisions on page 139 regarding MGEX clearing, clarify for us whether BSX or any of your entities other than MGEX obtains control over crypto assets, transacts in or executes crypto asset transactions, or accepts crypto assets as collateral or other forms of payment; and
                Tell us what types of financial risk or loss you could incur related to these products, and whether this differs in any way from products that are not crypto-related.
Our Proprietary Products, page 117

6. We note your disclosure on page 29 stating that your current portfolio of proprietary products "includes the SPIKES Volatility products as well as the traditional MGEX exclusively listed Hard Red Spring Wheat product." We also note that the only proprietary products discussed on pages 4 and 117 are SPIKES Volatility products.
         Please revise, here and elsewhere in the document where appropriate, to (i) define
         "proprietary product" and (ii) explain the differences, if any, between proprietary products and exclusively listed products, including whether your role, responsibilities, or revenue streams derived from products in each category differ.
7. Refer to your response to comment 3. We note the removal of all references to your
         BRIXX products, because they are being delisted, and to your tax rate products because they have not traded to date. Please address the items below.
             Clarify for us whether these are the only proprietary products not discussed in the filing; and
             Given that your prior disclosures indicated you have added tax rate products as recently as the fourth quarter of 2021, and these products still appear to be available, explain to us why you believe removal of all references to them is more meaningful to investors than including such disclosure and noting that they have not traded to date.
8. Refer to your response to comment 15. Please explain here why you are delisting the
         BRIXX Commercial Real Estate Products and what your plans are regarding the SIL
         Products, which you state are listed but have not traded to date. Expanding our proprietary products, page 121

9. We note your disclosure that you plan to launch products including futures and options on cryptocurrency. Please tell us your expected roles and responsibilities with regards to such products, including whether you expect any crypto assets to move through your
FirstName LastNameThomas P. Gallagher
       systems, whether you would own or have control over crypto assets at any time, and
Comapany    NameMiami
       whether             International
                 the settlement          Holdings,
                                 and delivery      Inc.would differ for these
products as compared
                                              process
       to those
September       unrelated
            6, 2022  Page 3to cryptocurrencies.
FirstName LastName
 Thomas P. Gallagher
FirstName LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany 6,
September NameMiami
             2022      International Holdings, Inc.
September
Page 4    6, 2022 Page 4
FirstName LastName
Our Growth Strategy
Expanding into emerging, regulated cryptocurrency and digital asset markets, page 121

10. Refer to your response to comment 14. You state that that you intend to offer crypto asset products in Bermuda on BSX prior to introducing those products in the United States.
         Please disclose here the processes and procedures you intend to use to prevent offers and sales of those products to U.S. persons or persons located in the U.S. Our Technology, page 125

11. Refer to your response to comment 17. Please describe the basis for your belief that your system operates at a speed that far exceeds your peers and provide quantitative context for this assertion and clarify what you mean by "legacy" technology. CFTC Regulation, page 138

12.      We note your response to comment 2 and revised disclosures on page
139. Please address
         the items below.
             Tell us whether you have incurred any loss associated with clearing Bitnomial products and, if so, quantify such losses for the periods presented in the filing;
             Quantify for us your maximum potential loss or exposure amounts related to
              Bitnomial products during the periods presented, on a gross basis and after consideration of mitigating collateral and Bitnomial default pool assets; and
             With regards to your disclosures, please revise to (i) address your obligations in the event that Bitnomial were to file for bankruptcy or if a party failed to post sufficient collateral prior to delivery and (ii) provide, here or elsewhere, such as in MD&A, quantitative detail specific to Bitnomial transactions (e.g., volumes for the periods presented), to give a sense of size and trending.
Underwriting, page 196

13. Refer to your response to comment 19. Please revise the first full sentence on page 198 to remove the implication that Regulation M distribution would potentially continue and the applicable restricted period may not have ended.
Notes to Consolidated Financial Statements
4. Revenue Recognition, page F-14

14.      Please enhance your disclosure to explain more fully what    enabling
transaction-based
         trading    means.
15. Please expand your revenue recognition disclosures to ensure that they address the items below for each of your revenue streams.
             Explicitly state whether member firms or any other parties are your customers, as defined by ASC 606;
             Clearly identify and discuss the promised goods or services as well as your specific
 Thomas P. Gallagher
Miami International Holdings, Inc.
September 6, 2022
Page 5
             performance obligation(s) and to whom it is (they are) provided;
               Disclose the consideration specified in the contract, whether it is fixed or variable, and, if variable, discuss any constraints; and Note the transaction price as defined by ASC 606.
         In addition, ensure that any related disclosures throughout the document consistently characterize each of these points.
16. In conjunction with the comment above, please revise your disclosures regarding transaction and clearing services revenue recognition to separately define transaction services and clearing services and to address each individually when relevant considerations, such as performance obligations, may differ. For example, if a product is listed on your exchange, but you do not clear it, it would seem that performance obligations may differ from products that you clear. Additionally, your disclosures should address any differences in performance obligations as it relates to crypto-related products, for which the clearing process appears to differ slightly.
17. Please clarify your disclosures to indicate where initial and annual listing fees flow for each of your exchanges, as applicable.
Notes to Condensed Consolidated Financial Statements (unaudited)
2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-46

18. We note your disclosure that you recognized a cumulative-effect adjustment to beginning accumulated earnings / deficit as of the adoption date (January 1,
2022) for ASC 842.
         However, we do not see an adjustment line item for Accumulated Deficit in the
         Condensed Consolidated Statements of Changes in Stockholders    Equity
on page F-43.
         Please revise to quantify this adjustment.
4. Investments, page F-50

19. We note your disclosure that you recorded a $2.5 million loss related to an other-than-
         temporary impairment of one of your investments. Please revise your disclosures to explain what drove this impairment charge.
15. Equity
Preferred
FirstNameStock, page F-60 P. Gallagher
           LastNameThomas
Comapany
20.       NameMiami
      Please            International
             revise to disclose the fairHoldings,
                                         value perInc.
                                                   share of the Series B
preferred stock issued
      during the periods
September 6, 2022 Page 5  presented.
FirstName LastName
 Thomas P. Gallagher
FirstName LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany 6,
September NameMiami
             2022      International Holdings, Inc.
September
Page 6    6, 2022 Page 6
FirstName LastName
        You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch
Chief, at 202-551-3217 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Herbert F. Kozlov